EXHIBIT 99.1

Liminal BioSciences Provides Update on Its Lead Drug Candidate Fezagepras

  Analysis of PK data from Phase 1 Multi-Ascending Dose ("MAD") clinical trial completed
  Data observed shows that fezagepras has nitrogen scavenging properties
  Planned Phase 1a Single Ascending Dose ("SAD") trial, commencing in Q2 2022, to compare fezagepras with sodium phenylbutyrate as a nitrogen scavenger

LAVAL, QC and CAMBRIDGE, England, March 14, 2022 /CNW Telbec/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company"), today provides an update on plans for the further development of its lead compound fezagepras. This announcement follows the completion of the Company's analysis of the pharmacokinetic ("PK") data from its Phase 1 MAD study of fezagepras in healthy volunteers. There were no significant drug related safety findings in the study.

"Further to our announcement in 2021 that the Company would not be progressing the development of fezagepras for the treatment of idiopathic pulmonary fibrosis nor hypertriglyceridemia, the PK data observed from the MAD study led us to conclude that, at this stage, any potential new indications to be evaluated in the development of fezagepras are not expected to be for the treatment of fibrosis", stated Dr. Jeffrey Smith, Liminal's Strategic Medical Advisor. Dr. Smith added, "The low plasma concentrations of fezagepras, combined with high level of metabolites, lead us to that conclusion. However, analysis of the metabolite data provided support for the hypothesis that fezagepras has nitrogen scavenging properties. This provides an opportunity for fezagepras' potential development in diseases associated with high plasma ammonia concentrations."

"Based on our observations that fezagepras has demonstrated nitrogen scavenging capabilities, we intend to conduct further research, including a Phase 1a SAD clinical trial designed as a head-to-head comparison with sodium phenylbutyrate to provide comparative nitrogen scavenging data to support our development plan," stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. "This will provide us with further data to determine if fezagepras is worth developing for one of the many potential indications where nitrogen scavenging is beneficial. We have initiated work to conduct the study and expect, subject to receiving the usual approvals, to commence the Phase 1a SAD clinical trial in the second quarter of 2022. We expect to have data in the third quarter of 2022 which will support whether or not to continue developing fezagepras as a nitrogen scavenger. We look forward to providing further updates on this potential opportunity as data becomes available."

Planned Phase 1a SAD Clinical Trial Design
Subject to obtaining the required regulatory approvals, the Company is planning on initiating a Phase 1a SAD, Randomized, open label, cross over, study to evaluate the safety, tolerability, and pharmacokinetics of single ascending dose of fezagepras compared to Sodium Phenylbutyrate in Healthy Subjects.

Completed Phase 1 MAD Clinical Trial:
The Company completed a Phase 1, randomized, double-blind, placebo-controlled study designed to evaluate the safety, tolerability, and pharmacokinetics of multiple ascending doses of fezagepras in healthy subjects.

Phase 1 MAD Clinical Trial Results
The pharmacokinetics observed following administration of fezagepras at all doses in the clinical trial (up to 2400mg daily for 14 days in single or divided doses) demonstrated that the major metabolite of fezagepras was the glutamine conjugate. The conjugation of fezagepras with glutamine shows that fezagepras has the potential to act as a "nitrogen scavenging" drug. Nitrogen scavenger drugs are used in the treatment of conditions characterized by hyperammonemia. At this stage, any potential new indications for the development of fezagepras are not expected to be in the treatment of fibrosis. There were no significant drug related safety findings in the study.

About Liminal BioSciences Inc.
Liminal BioSciences is a clinical stage biopharmaceutical company focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform and a data driven approach. The Company's lead small molecule product candidate, fezagepras, has completed a Phase 1 MAD clinical trial and the Company anticipates conducting a comparative Phase 1a single ascending dose clinical trial to provide comparative data to support its development plan. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and a selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences' objectives, strategies and businesses that involve risks and uncertainties. Forward–looking information includes statements concerning, among other things, advancement of Liminal Biosciences' product candidates, the outcome of anticipated clinical trials; the analysis of our clinical trial data, the potential development of Liminal Biosciences' R&D programs, the properties of our lead drug candidate, the timing of initiation or nature of preclinical and clinical trials and potential therapeutics areas.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2020, as well as other filings and reports Liminal Biosciences' may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences' business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

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%CIK: 0001351172

For further information: Corporate Contact: Shrinal Inamdar, Manager, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact: Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 08:00e 14-MAR-22